

BRITISH AMERICAN
TOBACCO



GC/KC/1000204553

02002832

30th October 2001

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Aileen McDonald
Company Secretary

Tel +44 (0)20 7845 1722
Fax +44 (0)20 7845 2189
www.bat.com

U.S. POST OFFICE DELAYED

Securities & Exchange Commission
450 5th Street N.W.,
Judiciary Plaza
Washington D.C. 20549
USA

FILE No.
82 · 33


SEC MAIL PROCESSING
RECEIVED
JAN 2 9 2002
167
WASH. D.C.
SECTION

UPPL

Dear Sirs

File 82-33 Bat Industries PLC

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act of 1934 ("the Act") I enclose an announcement that was filed with the London Stock Exchange today.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Kindly acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

PROCESSED
FEB 0 6 2002
THOMSON
FINANCIAL P

G C W Cunnington
Assistant Secretary

Attached: Quarterly Report to 30 September 2001

dlw 1/31



BRITISH AMERICAN TOBACCO

www.bat.com

news release


FILE No.
82 · 33

QUARTERLY REPORT TO 30 SEPTEMBER 2001

30 October 2001

SUMMARY

NINE MONTHS RESULTS	2001	2000	Change
Operating profit pre-exceptionals	£2,084m	£1,926m	+8%
Pre-tax profit	£1,525m	£1,217m	+25%
Adjusted earnings per share	45.76p	42.27p	+8%

- The progress achieved by British American Tobacco in the first half of the year is continuing. Operating profit was 8 per cent higher, excluding goodwill amortisation and exceptional items, with good performances across the Group.
- Volumes were slightly higher at 602 billion. The four global drive brands, Lucky Strike, Kent, Dunhill and Pall Mall, achieved an overall growth rate of 9 per cent, while international brands as a whole increased by over 2 per cent.
- Pre-tax profit was up 25 per cent at £1,525 million benefiting from the lower level of exceptional charges.
- Adjusted earnings per share (on a fully diluted basis) rose 8 per cent to 45.76p.
- The Chairman, Martin Broughton, commented "The terrorist attacks in the United States have had little immediate impact on our businesses but they have added a further dimension to the economic uncertainties that were already apparent.

  Looking to the future, the Board is confident of British American Tobacco's continuing ability to progress in bad times as well as good."

ENQUIRIES:

INVESTOR RELATIONS:

Ralph Edmondson 020 7845 1180

PRESS OFFICE:

David Betteridge/Scott Hailstone 020 7845 2888

BRITISH AMERICAN TOBACCO p.l.c.

QUARTERLY REPORT TO 30 SEPTEMBER 2001

INDEX

The progress achieved by British American Tobacco in the first half of the year is continuing, with operating profit before exceptional items up 8 per cent to £2,084 million. Adjusted earnings per share for the nine months rose to 45.76p, an increase of 8 per cent. Each of the regions has performed well.

In terms of our four global drive brands, Lucky Strike, Kent, Dunhill and Pall Mall, the 9 per cent growth in the first six months has been maintained. Our international brands as a whole were over 2 per cent up and the proportion of the Group's total volumes accounted for by international brands has continued to increase, with margins improving as a result.

The terrorist attacks in the United States have had little immediate impact on our businesses but they have added a further dimension to the economic uncertainties that were already apparent. For example, excise increases, such as the one announced in Germany to cover additional security measures, are unhelpful to the economic climate in general and to consumer confidence in particular.

As I have already noted, each of our regions performed well but it is worth drawing shareholders attention to America-Pacific and Europe. Profits were well ahead in all the main America-Pacific markets and although market share in the US domestic business is down on last year, there are now some encouraging trends in the market place.

The underlying profit in Europe has been driven by volume growth, as the region continues to build on the benefits of the merger. It has also had to absorb reduced margins as a result of excise changes in the UK and very competitive market conditions in Poland. The performance in Russia, however, is excellent, demonstrating the benefits of investing in sources of future growth. Indeed, the acquisitions made in Europe in the mid-1990s now account for over 10 per cent of the Group's total volume. There is every reason to expect the investments we have announced in the last quarter, in addition to those in Egypt and Turkey announced earlier in the year, to be just as successful in the medium to longer term. In total, we are looking at an aggregate investment of around US$500 million over the next few years for these projects.

South Korea is the eighth largest tobacco market in the world, with annual sales of 100 billion cigarettes and the key to growth is local manufacture, following a change in legislation and the phased introduction of import duties. The Group already sells Dunhill there and has been in the market since 1988. We are investing around US$80 million over three years and the new factory will have an initial capacity of over seven billion cigarettes.

The US$40 million investment in Vietnam, where the Group has various manufacturing agreements, represents the first joint venture involving the state-owned Vietnamese National Tobacco Corporation and a foreign partner. The new joint venture is primarily aimed at developing Vietnam's tobacco growing industry to international standards, drawing on British American Tobacco's expertise.

The development of leaf growing is also an important element in the US$150 million investment in Nigeria, a market British American Tobacco first entered in 1911, although the most significant part of the project is the creation of a state of the art manufacturing plant. More than 1,000 jobs will be created, while rural development will also be enhanced as additional employment is generated over time for 15,000 farmers and farm workers.

As shareholders may remember, the Group lost the court case relating to the future of the partnership between ourselves and Philip Morris in the UK. Subsequently, Philip Morris has withdrawn from the partnership and we now have the freedom to build up the business on our own terms, although it comes at some cost. Plans for the launch of State Express 555 are already well in hand and the response from the trade has been most encouraging.

At the time of the half-year results, the Group had not finally decided whether to challenge the European Union's Tobacco Control Directive. Although we would prefer to have a constructive dialogue with the EU institutions, we have now filed a legal challenge, based on our belief that the EU has no constitutional power to harmonise the laws of member states on health policy when there is no internal market need. It is interesting to note that the European Parliament's Committee on Legal Affairs and the Internal Market voted against the Directive.

The challenge will take some time to be heard and, in the meantime, we have to prepare, at considerable cost, for the impact of the Directive, with the new health warnings being required by September 2002 and the perplexing ban on descriptors coming into force a year later. Despite this timetable, it is important for our consumers and other stakeholders that the European Court of Justice clarifies the extent of the EU's competence in relation to the Directive, as well as to further tobacco regulation.

In recognition of society's concern about the way cigarettes are marketed, British American Tobacco has decided to launch a worldwide set of marketing standards in co-operation with Philip Morris and Japan Tobacco International. They restrict the content of advertisements, as well as the media that can be used and we very much hope that other companies will sign up and help to have them incorporated into local laws.

Looking to the future, the Board is confident of British American Tobacco's continuing ability to progress in bad times as well as good.

MARTIN BROUGHTON

Operating profit at £2,084 million, was 8 per cent higher, excluding goodwill amortisation and the exceptional items set out on pages 12 and 13, with good performances across the Group. The benefit from the strengthening of a number of currencies, notably the US dollar, was largely offset by the weakness of the Brazilian real and South African rand. The Group announced investments during the last quarter in Nigeria, South Korea and Vietnam which will contribute to results over the medium to longer term.

Group volumes at 602 billion were slightly higher, with international brands increasing by over 2 per cent. Lucky Strike, Kent, Dunhill and Pall Mall, the four global drive brands of the Group, achieved an overall growth of 9 per cent.

Lucky Strike maintained its growth momentum, reporting good performances in Germany, France and Spain. In its key markets, notably Japan, Romania, Russia and Chile, **Kent** continued with strong growth.

The excellent performance of the **Dunhill** brand in Malaysia, South Korea and Taiwan contributed to the good overall increase in volumes for this brand. **Pall Mall** performed exceptionally well and continued to grow in its major markets of Germany, Russia, Italy and Hungary, as well as further increasing volumes in the US.

Profit of £740 million from the **America-Pacific** region was up £103 million, reflecting higher contributions in all the main markets in the region and the benefits from stronger US and Canadian dollar exchange rates. Volumes at 79 billion were 4 per cent lower as a result of lower volumes in the US and Canada, partially offset by strong volume growth in South Korea.

Imperial Tobacco Canada contributed £313 million of profit, compared to £278 million for the same period last year. On a comparable basis (see page 11) profit for the tobacco operations increased by 9 per cent as a result of higher margins, partially offset by lower volumes in a reduced total market. The market share of Matinée increased, while Player's and du Maurier declined slightly.

In the US, the Group's subsidiary, Brown & Williamson, contributed £279 million, an increase of 4 per cent in local currency. This increase was the result of higher pricing and lower costs following the restructuring last year, partly offset by lower volumes and higher ongoing settlement expenses. Market share at 10.9 per cent was 0.8 share points below the comparable period last year. The third quarter maintained the more stable quarter on quarter performance noted at the half year, while Pall Mall continued to increase market share.

In Japan, where total industry volumes fell, Kent and Kool increased market share and the Group's overall market share rose to 8 per cent. Profits grew due to the favourable impact of the SCAT acquisition and the hedging operations to manage foreign exchange.

Dunhill Lights drove the substantial increase in profits in South Korea with overall volumes more than doubled. The Group announced a significant local investment with the building of a new factory following the change in monopoly legislation and phased introduction of import duties.

In **Asia-Pacific**, profit of £301 million was £30 million ahead despite deteriorating overall economic conditions in South-east Asia. Results benefited from major rationalisation and distribution changes in Australia and Malaysia. Volumes were 9 per cent lower mainly due to the decline in low margin volumes in Indonesia, partially offset by increased volumes in Vietnam.

Australia continued to deliver strong profit growth as a result of more favourable margins and a lower cost base. Both Winfield and Benson & Hedges recorded strong performances and overall market share was maintained, despite marginally lower volumes resulting from the excise increase earlier this year.

In Malaysia, profit growth continued due to the strength of the Dunhill brand. Profit growth was affected by the failure of the local tobacco leaf crop following heavy rains and flooding, with the company providing financial assistance to growers. Economic recession, excise-driven price increases and intensive competitor activities led to lower volumes, but this was concentrated primarily in the lower priced segments.

In Vietnam, where the Group has various manufacturing agreements, a new joint venture agreement was signed with the Vietnamese state tobacco company for the construction of a modern primary tobacco processing facility to serve the needs of the partners' cigarette manufacturing requirements. Volumes in Vietnam were up significantly, driven by the State Express 555 and Craven 'A' brands, with improved results.

The change in the excise system in Indonesia during 2000 and the cumulative effect of excise increases adversely affected the Group, whereas Kretek and small manufacturers benefited. As a result profits and volumes were significantly lower, although there are signs of stabilisation.

Profits and volumes in Singapore were in line with last year, with the premium cigarettes segment under pressure due to a high excise tax increase. In Taiwan, Dunhill continued to exhibit strong share growth.

Profit in **Latin America** increased by £14 million to £333 million as a result of good performances in several markets. Market shares were generally higher, while regional volumes were only slightly down at 121 billion.

In Brazil, Souza Cruz increased its strong market position, increasing overall volumes by 4 per cent and raising market share through the excellent performance of Derby. However, despite the good performance in this market, reported profits were affected by the continuing devaluation of the local currency against the US dollar.

With increased margins, a better product mix and lower costs, profits rose in Mexico despite lower volumes and market share. The high market share has been maintained in Chile and despite a smaller total market and unfavourable exchange rates, profits increased due to higher margins. In Venezuela, volumes and market share grew which, together with a reduction in costs, led to increased profits.

In Argentina, profits recovered significantly as a result of the restoration of industry profit margins following the reduction of the social assistance fund tax rate during last year, assisted by higher margins. The market share was in line with last year despite the slight decline in volumes resulting from the more difficult economic conditions. Delta and Belmont drove higher market share in Central America, where profits were in line with last year notwithstanding lower volumes.

Profits in **Europe** were £391 million (2000 £418 million). Excluding the non-recurring excise gain in the UK market included last year and the change in accounting for an associated company (see page 15), profits were up by 2 per cent. The principal reason for the underlying profit growth is an 8 per cent increase in volumes, from 154 billion to 166 billion cigarettes. This reflected excellent growth in Eastern Europe with volumes up 19 per cent in Russia, 89 per cent in Ukraine and 27 per cent in Romania. Regional growth was accomplished in spite of continued competitive market conditions in Poland and market size reduction in the Netherlands, Belgium and the UK.

The better product mix as a result of the growth of Kent and Vogue, coupled with a further increase in sales of Yava, were the principal reasons for the excellent profit growth in Russia. Prilucky Osoblivy continued its success in Ukraine, consolidating its position as market leader. Additional market share gains by Kent, Pall Mall Lights and Derby led to another strong performance in Romania.

Profits were higher in Germany mainly due to cost reductions supplemented by market share gains for Lucky Strike and Pall Mall. Savings led to an improved performance from Switzerland, whereas higher margins and lower costs enhanced profitability in the Netherlands. Significant volume growth by Lucky Strike, and to a lesser extent by Winfield, was behind better results in France.

In the smoking tobacco and cigars operations, profits were slightly higher with good trading performances in the UK and Germany. Total fine cut volumes were slightly up, despite total market declines and increased price pressure in some core markets.

In the **Amesca** region, South Africa, the Middle East, Pakistan and Bangladesh, as well as the associated companies in India, contributed to profits being up £38 million at £319 million. Results were adversely affected by the trading environment in Uzbekistan and the costs of setting up the Egyptian operating company. Volumes for the region were slightly higher at 177 billion.

In South Africa, profit reported in sterling was affected by the depreciation of the rand. However, profit in local currency rose as a result of price increases, lower costs and the good performances of Peter Stuyvesant and Benson & Hedges. This was achieved despite the continued decline in the total market and the loss of the contribution from the disposed pipe tobacco business, which was sold for a profit of £35 million, shown separately (see page 13).

Results were mixed elsewhere in Africa where difficult economic conditions and political instability affected many markets. The Group has announced a major investment in Nigeria to build a manufacturing plant and develop leaf growing and a national distribution network.

In India, the Group's associated companies produced excellent results as price benefits more than offset the effects of lower volumes, while overall market share increased slightly. Sales volume in Sri Lanka fell but the company maintained its strong market share.

The results in the Middle East improved significantly as volumes increased. In Uzbekistan, volumes were lower as very difficult trading conditions, lack of foreign currency and currency devaluation impacted the performance for the period.

In Pakistan, total volume, market share and profits were up as a result of the growth in Gold Flake and Capstan, following a price repositioning and last year's restructuring programme. In Bangladesh, profits rose with a better sales mix and higher volume and market share driven by strong growth in John Player Gold Leaf.

The above results were achieved before accounting for any **exceptional items and goodwill amortisation** which are described on pages 12 and 13.

Group Cigarette Volumes

3 months to			9 months to		Year to
30.9.01	30.9.00		30.9.01	30.9.00	31.12.00
bns	bns		bns	bns	bns
28.0	27.9	America-Pacific	78.7	81.7	109.4
19.7	20.9	Asia-Pacific	59.7	65.6	86.5
39.8	40.1	Latin America	120.5	122.1	164.5
58.0	54.2	Europe	166.4	153.6	208.1
58.0	59.0	Amesca	176.7	175.5	238.0
203.5	202.1		602.0	598.5	806.5

3 months to 30.9.01 £m	3 months to 30.9.00 Restated £m		9 months to 30.9.01 £m	9 months to 30.9.00 Restated £m	Year to 31.12.00 Restated £m
		REVENUE			
6,647	6,765	Subsidiary undertakings	19,333	18,026	23,578
309	371	Share of associates and joint ventures	915	1,057	1,253
6,956	7,136		20,248	19,083	24,831
		PROFIT			
632	579	Subsidiary undertakings	1,622	1,391	1,739
		after charging:			
		US restructuring costs			(119)
		acquired stock		(83)	(83)
(6)	(31)	integration costs	(80)	(75)	(126)
(99)	(96)	goodwill amortisation	(295)	(278)	(376)
30	30	Share of associates and joint ventures	87	30	61
		after charging:			
		Imasco restructuring costs		(69)	(71)
662	609	**Total operating profit**	1,709	1,421	1,800
—	—	Sale of business	35	—	—
662	609	**Profit on ordinary activities before interest**	1,744	1,421	1,800
(71)	(97)	Net interest	(215)	(199)	(269)
(2)	(1)	Share of associates' and joint ventures' net interest	(4)	(5)	(9)
589	511	**Profit before taxation**	1,525	1,217	1,522
(249)	(236)	Taxation on ordinary activities	(656)	(536)	(660)
340	275	**Profit after taxation**	869	681	862
(42)	(40)	Minority interests	(131)	(129)	(170)
298	235	**Profit for the period**	738	552	692
		Earnings per share			
13.71p	10.72p	basic	33.26p	24.31p	29.53p
17.36p	16.07p	adjusted diluted	45.76p	42.27p	56.93p

See notes on pages 11 to 15.

3 months to 30.9.01 £m	3 months to 30.9.00 £m		9 months to 30.9.01 £m	9 months to 30.9.00 £m	Year to 31.12.00 £m
		Turnover excluding duty, excise and other taxes			
1,073	1,004	America-Pacific	3,083	3,102	4,092
349	381	Asia-Pacific	1,071	1,066	1,405
378	385	Latin America	1,191	1,206	1,615
857	762	Europe	2,383	2,148	2,904
421	435	Amesca	1,224	1,153	1,599
3,078	2,967		8,952	8,675	11,615
		Operating profit			
271	245	America-Pacific	740	637	878
110	98	Asia-Pacific	301	271	361
111	116	Latin America	333	319	425
142	177	Europe	391	418	541
133	100	Amesca	319	281	370
767	736		2,084	1,926	2,575
		US restructuring costs			(119)
		Acquired stock		(83)	(83)
(6)	(31)	Integration costs	(80)	(75)	(126)
(99)	(96)	Goodwill amortisation	(295)	(278)	(376)
		Imasco restructuring costs		(69)	(71)
662	609		1,709	1,421	1,800
659	609	Operating profit restated at comparable rates of exchange	1,691	1,421	1,800

The net turnover analysis is based on external sales in each region. The figures for the nine months ended 30 September 2001 and 30 September 2000 based on regional location of manufacture would not be materially different except for sales from Europe to Amesca and Asia-Pacific which amounted to £455 million and £254 million respectively, 2000 £442 million and £240 million.

The operations of subsidiaries are entirely related to tobacco. The Group's share of the operations of associates and joint ventures, analysed by business, is set out on page 15.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES - UNAUDITED

	9 months to 30.9.01 £m	9 months to 30.9.00 Restated £m	Year to 31.12.00 Restated £m
Profit for the period	738	552	692
Differences on exchange	(307)	(186)	(221)
Revaluation of associated company		1,269	1,248
Total recognised gains related to the period *(below)*	431	1,635	1,719

As shown below the cumulative effect of the accounting policy change was £81 million at 1 January 2001.

INTEREST OF BRITISH AMERICAN TOBACCO'S SHAREHOLDERS - UNAUDITED

	9 months to 30.9.01 £m	9 months to 30.9.00 Restated £m	Year to 31.12.00 Restated £m
Balance 1 January	5,178	4,821	4,821
Accounting policy change	(81)	(95)	(95)
Balance 1 January restated	5,097	4,726	4,726
Total recognised gains related to the period *(above)*	431	1,635	1,719
Issue of shares - share options	3	2	3
Redemption of convertible redeemable preference shares	-	(695)	(695)
Dividends and other appropriations:			
ordinary shares	(208)	(196)	(623)
convertible redeemable preference shares	(12)	(11)	(35)
amortisation of discount on preference shares	(13)	(18)	(22)
Other movements	13	23	24
Balance at period end	5,311	5,466	5,097

See notes on pages 11 to 15.

The financial statements comprise the unaudited results for the nine months ended 30 September 2001 and 30 September 2000 and the audited results for the twelve months ended 31 December 2000.

The unaudited Group results have been prepared under the historical cost convention and in accordance with applicable accounting standards using the accounting policies set out in the Report and Accounts for the year ended 31 December 2000, with the exception of deferred tax as described below.

From 1 January 2001 the Group is adopting the new accounting standard FRS19: Deferred Tax which requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in the tax computation. In adopting FRS19, the Group has chosen not to discount deferred tax assets and liabilities.

The comparative figures for 2000 have been restated to reflect the impact of FRS19. Consequently the interest of British American Tobacco's shareholders at 1 January 2000 and 31 December 2000, as published last year, have been reduced by £95 million and £81 million respectively to reflect recognition of the additional net provision in respect of deferred tax. The impact of FRS19 is to decrease the tax charge as shown below:

9 months to		Year to
30.9.01	30.9.00	31.12.00
£m	£m	£m
16	22	23

The reduction in the tax charge in 2001 principally arises from movements in the deferred tax asset set up under FRS19 in respect of payments for US tobacco settlement costs. The reduction in 2000 principally arises from the setting up of a deferred tax asset for the exceptional charge in respect of the cigarette stocks reacquired from S.C.A. Tobacco Corporation (SCAT) on 31 March 2000 (see page 13).

CHANGES IN THE GROUP

On 1 February 2000, a transaction was completed whereby the holding in Imasco, an associated company in Canada, was effectively replaced by shares in Imperial Tobacco Canada, a wholly-owned subsidiary comprising only the tobacco interests of Imasco.

Consequently, the comparative results from Canada for the nine months ended 30 September 2000 comprise the Group's share of the results of its associate for January and the consolidated results of Imperial Tobacco Canada for the eight months to 30 September 2000. During that period, Imasco's discontinued non-tobacco operations contributed £112 million of turnover and £16 million of profit. For the period the tobacco operations were an associate they contributed £23 million of turnover and £9 million of profit, while for the period they were a wholly-owned subsidiary they contributed £541 million of turnover and £253 million of profit before goodwill amortisation.

Having sold most of the non-tobacco businesses of Imasco last year, on 15 January 2001 the Group disposed of the remaining operations of Genstar, Imasco's land development company in Canada, for Can$128 million. As the intention at the time of the Imasco acquisition was to dispose of all these non-tobacco businesses, the revaluation of £1,248 million included in the year to 31 December 2000 is principally in respect of the surplus on revaluing the businesses prior to their disposal. As a result of this revaluation, the profit and loss account does not include any gain on these disposals.

On 30 January 2001, it was announced that the Group's Australian subsidiary had entered into an agreement under which the Group proposed to acquire the remaining 40.5 per cent shareholding of that company that it did not already own. This transaction was completed on 11 May 2001 at a cost of Aus$1.1 billion (£391 million), resulting in a provisional goodwill amount of £312 million which will be amortised over 20 years. Consequent upon the transaction, the company was delisted from the Australian Stock Exchange.

FOREIGN CURRENCIES

The results of overseas subsidiaries, associates and joint ventures have been translated to sterling as follows:

Profit and loss for the nine months to 30 September 2001 at the average rates for that period. The comparatives for the nine months to 30 September 2000 and the year to 31 December 2000 at the average rates for the year to 31 December 2000. The interest of British American Tobacco's shareholders has been translated at the relevant period end rate.

For high inflation countries, the translation from local currencies to sterling makes allowance for the impact of inflation on the local currency results.

The principal exchange rates used were as follows:

	Average		Closing		
	2001	2000	30.9.01	30.9.00	31.12.00
US dollar	1.439	1.516	1.470	1.479	1.494
Canadian dollar	2.212	2.249	2.322	2.225	2.244
Euro	1.608	1.642	1.614	1.676	1.591

EXCEPTIONAL ITEMS

On 20 September 2000, Brown & Williamson announced a major cost cutting programme in order to improve its financial position and enable it to remain competitive. The costs of £119 million for early retirement and redundancies and the write-down of fixed assets were charged in 2000 as an exceptional item.

On 31 March 2000, the Group completed the purchase of SCAT, which distributes the Group's products in Japan. As part of the acquisition, the Group reacquired cigarette stocks which had previously been sold to that business. A one-off accounting adjustment of £83 million was charged against Group operating profit in 2000 to remove the gross contribution previously recognised by the Group on those cigarette sales.

Integration costs are the costs incurred in integrating Rothmans into the British American Tobacco Group and the consequential restructuring of the enlarged Group. The charge of £80 million for the current year, mainly in respect of rationalisation costs in Europe, comprises the last items which will be disclosed as integration costs.

The Imasco restructuring costs relate to the Group's share of the pre-tax cost to Imasco of buying out share options together with other employee deferred compensation and severance arrangements consequent upon a fundamental change of control.

GOODWILL AMORTISATION

The amortisation charge is in respect of goodwill which principally arose from the Rothmans transaction during 1999 and the Imasco transaction during 2000.

SALE OF BUSINESS

The sale of the Group's pipe tobacco business in South Africa to Swedish Match was completed on 1 February 2001, resulting in a non-taxable profit on disposal of £35 million.

NET INTEREST

The increase in net interest reflects the impact in 2001 of the acquisition of the Australian subsidiary's shares the Group did not own, as well as the financing of the June 2000 redemption of convertible redeemable preference shares and a £25 million gain on the cancellation of swap contracts in the first half of 2000, partly offset by the benefits from the Group's cash flow and lower interest rates.

TAXATION

	9 months to	
	30.9.01	30.9.00 Restated
	£m	£m
UK	15	13
Overseas	609	508
British American Tobacco p.l.c. and subsidiary undertakings	624	521
Share of associates and joint ventures	32	15
	656	536
Tax rate	43.0%	44.0%

The tax rates for the nine months of both 2001 and 2000 are adversely affected by goodwill amortisation. The underlying tax rate reflected in the adjusted earnings per share shown below was 36.6 per cent (2000 35.0 per cent). The increase in the rate was due to significant growth in profit before tax in the relatively high taxed countries.

EARNINGS PER SHARE

Basic earnings per share are based on the profit for the period attributable to ordinary shareholders and the average number of ordinary shares in issue during the period (excluding shares held by the Group's two Employee Share Ownership Trusts).

For the calculation of diluted earnings per share the average number of shares reflects the potential dilutive effect of employee share schemes and the convertible redeemable preference shares. The earnings are correspondingly adjusted to the amount of earnings prior to charging dividends and the amortisation of discount on the convertible redeemable preference shares.

The earnings have been affected by a number of exceptional items. To illustrate the impact of the principal distortions, as well as the effect of goodwill amortisation, adjusted diluted earnings per share are shown below:

Diluted earnings per share

	9 months to		Year to
	30.9.01	30.9.00 Restated	31.12.00 Restated
	pence	pence	pence
Unadjusted earnings per share	32.13	23.90	29.57
Effect of US restructuring costs			3.08
Effect of acquired stock		2.12	2.14
Effect of goodwill amortisation	12.84	11.80	16.07
Effect of integration costs	2.31	2.46	4.02
Effect of Imasco restructuring costs		1.99	2.05
Effect of sale of business	(1.52)		
Adjusted earnings per share	45.76	42.27	56.93

Similar types of adjustments would apply to basic earnings per share. For the nine months to 30 September 2001 basic earnings per share on an adjusted basis would be 47.86p (2000 44.44p) compared to unadjusted amounts of 33.26p (2000 24.31p).

3 months to 30.9.01 £m	3 months to 30.9.00 £m		9 months to 30.9.01 £m	9 months to 30.9.00 £m	Year to 31.12.00 £m
		Turnover excluding duty, excise and other taxes			
163	183	Tobacco	480	471	588
		Financial services		69	69
		Other trading activities		43	43
163	183		480	583	700
		Operating profit			
30	30	Tobacco	87	83	116
		Financial services		12	12
		Other trading activities		4	4
30	30		87	99	132
		Imasco restructuring costs		(69)	(71)
30	30		87	30	61

The comparisons between the periods above are distorted by the Imasco transaction (see page 11) and a change in accounting for an associated company in Europe where the results are now included on a quarterly basis instead of on a six monthly basis at March and September.

******

Copies of this Report will be posted to shareholders and may also be obtained during normal business hours from the Company's Registered Office at Globe House, 4 Temple Place, London WC2R 2PG.

Aileen E McDonald
Secretary
30 October 2001